Exhibit 12.2
IDACORP, Inc.
Consolidated Financial Information
Supplemental Ratio of Earnings to Fixed Charges

	Three Months	Twelve Months Ended
	Ended	December 31,
	March 31,	(Thousands of Dollars)

	2009	2008	2007	2006	2005	2004

Earnings, as defined:
Income from continuing operations before income taxes	$25,482	$117,614	$96,003	$115,452	$103,327	$60,830
Adjust for distributed income of equity investees	3,238	5,176	6,064	(9,347)	(10,370)	1,990
Equity in loss of equity method investments	-	-	-	-	-	-
Minority interest in losses of majority owned
subsidiaries	-	-	-	-	-	(48)
Supplemental fixed charges, as below	19,159	82,962	74,631	67,521	65,991	67,654
Total earnings, as defined	$47,879	$205,752	$176,698	$173,626	$158,948	$130,426
Fixed charges, as defined:
Interest charges[1]	$18,563	$80,282	$71,946	$64,720	$62,962	$61,269
Preferred stock dividends of subsidiaries - gross up -
IDACORP rate	-	-	-	-	-	3,216
Rental interest factor	202	890	933	1,025	1,417	1,652
Total fixed charges, as defined	$18,765	$81,172	$72,879	$65,745	$64,379	$66,137
Supplemental increment to fixed charges[2]	394	1,790	1,752	1,776	1,612	1,517
Total supplemental fixed charges	$19,159	$82,962	$74,631	$67,521	$65,991	$67,654
Ratio of earnings to fixed charges	2.50 x	2.48 x	2.37 x	2.57 x	2.41 x	1.93 x
1 FIN 48 interest is not included in interest charges.
[2] Explanation of increment - Interest on the guaranty of American Falls Reservoir District bonds and Milner Dam, Inc.
notes which are already included in operation expenses.